Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges for the nine months ended September 30, 2006 and the years ended December 31 as indicated:

	Nine Months Ended	For Year Ended December 31
	September 30, 2006	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges	11.11	9.03	8.85	7.84	5.19	1.59

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations plus fixed charges.  Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.